SILVESTRE LAW GROUP, P.C.

31200 Via Colinas, Suite 200

Westlake Village, CA 91362

(818) 597-7552

Fax (805) 553-9783

May 24, 2018

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

RE:

Social Reality, Inc.

Form 10-Q for the Quarter Ended March 31, 2018

File No. 001-37916

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Social Reality, Inc. (“Company”) in response to your comments received on May 22, 2018 with regard to the above referenced filing. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide.

1.

Note 3 – Impact of Recently Issued Accounting Standards -- Your disclosures on pages 13 and 15 suggest that you did not adopt ASC 606 as of January 1, 2018. If true, please refer to ASC 606-10-65-1(a) and tell us why you did not adopt during the first quarter of 2018. If you adopted ASC 606 as of January 1, 2018, please refer to Rule 10-01(a)(5) of Regulation S-X and revise your filing to provide the disclosures required by ASC 606-10-50.

Response: The Company has amended its Quarterly Report on Form 10-Q/A to clarify that on January 1, 2018, it adopted Accounting Standards Update 2015-14 (Topic 606).  After consultation with the Company’s independent registered public accounting firm, RBSM, LLP, the Company has determined that the disclosure required by Topic 606 is not material to its business. This determination was made based on the fact that the Company:

a)

 derives revenue from contracts with customers solely for advertising services and therefore the revenue does not lend itself to disaggregation;

b)

pre-negotiates the transaction price per contract on a cost per thousand (“CPM”) impression basis;

c)

recognizes its revenue from these contracts when it delivers the quantity of advertising impressions for the current period as stipulated in the customer contract; and

d)

satisfies the performance conditions under the contracts once advertising impressions have been delivered, at which time there is no ongoing obligation for the Company with regard to returns or warranty.

SILVESTRE LAW GROUP, P.C.

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned at 805.402.7494 or via email at rsilvestre@silvestrelaw.com.

Sincerely,

Silvestre Law Group, P.C.

Raul Silvestre

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